March 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Ms. Mindy Hooker
Mr. Kevin Stertzel

Re:	Cryptyde, Inc.
Form 10
Filed November 8, 2021
File No. 001-41033

Ladies and Gentlemen:

On behalf of Cryptyde, Inc. (the “Company” or “Cryptyde”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 9, 2022 (the “Comment Letter”), to Brian McFadden, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 2”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.2 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the information statement attached as Exhibit 99.1 to Amendment No. 2 and forming a part thereof. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Form 10-12B/A Filed January 25, 2022

Our Company, page 11

1.	We note your response to comment 3, and reissue it in part. Please revise your disclosure here to make it clear that your businesses have no or nominal revenue up to date, have no material commitments for capital expenditures, and that you plan to fund them through future sales of equity.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s Packaging Business had revenue for the year ended December 31, 2021. The Web3 Business and Bitcoin Mining Services Business did not have any revenue for the year ended December 31, 2021. The Company does not currently have any material commitments for capital expenditures, and, if the company is to incur any, plans to fund them through sales of debt and equity, including the private placements described under the subsection “Information Statement Summary – Financing,” on page 12 of Amendment No. 2.

The Company has updated the language of the Subsection “Information Statement Summary – Our Company” in Amendment No. 2 to include a summary of the Company’s revenue, material commitments for capital expenditures, and plans to fund any future material commitments for capital expenditures. See page 11 of Amendment No. 2.

U.S. Securities and Exchange Commission

March 18, 2022

Risk Factors

Our Restated Certificate of Incorporation, which we plan to have adopted prior to the Distribution, designates Delaware as the exclusive..., page 26

2.	While this risk factor heading relates to exclusive forum, the body of this risk factor does not discuss exclusive forum but instead discusses anti-takeover provisions. Please revise the heading or risk factor accordingly.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the heading of the risk factor in accordance with language of the risk factor. See page 26 of Amendment No. 2.

Business, page 56

3.	We note your response to comment 12. Please provide the information required by Item 101(h)(4)(v) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the section “Business” to include the main suppliers of raw materials for the Packaging Business and the supplier of Bitcoin mining equipment that is sold by the Bitcoin Mining Services Business. The Web3 businesses does not have any material reliance on raw materials. See page 57 of Amendment No. 2.

Report of Independent Registered Public Accounting Firm, page F-11

4.	We note the presentation changes made to the statements of cash flows. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Please refer to PCAOB AS 3110 and AS 4101.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has concluded that the reclassifications of the due from Parent of $299,983 from cash flows from operating activities to cash flows from financing activities made to the statement of cash flows was immaterial and based on this assessment Marcum has determined that it was unnecessary to provide an updated audit report.

* * *

U.S. Securities and Exchange Commission

March 18, 2022

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner, Esq.

cc:	Brian McFadden, Cryptyde, Inc.
Bruce Newsome, Esq., Haynes and Boone, LLP.